TECHNEST HOLDINGS, INC.
10411 Motor City Drive, Suite 650
Bethesda, MD 20817

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
TECHNEST HOLDINGS, INC.

February 17, 2011

This Information Statement (this “Information Statement”) is being furnished to holders of record of the common stock of Technest Holdings, Inc. (“Technest”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is dated February 17, 2011 and is being mailed on or about February 17, 2011, by Technest to the holders of record of shares of its common stock and exchangeable shares as of the close of business on February 16, 2011, which is referred to herein as the record date.

ACQUISITION OF ACCELPATH, LLC

You are receiving this Information Statement as a stockholder of Technest to inform you of an anticipated change in the majority of Technest’s Board of Directors (the “Board”) effected in connection with the transactions contemplated by that certain Unit Purchase Agreement (the “Purchase Agreement”), dated as of January 11, 2011, by and among Technest, AccelPath LLC, a Massachusetts limited liability company (“AccelPath”), and all of the members of AccelPath (collectively, the “Sellers”).  In accordance with the terms of the Purchase Agreement, Technest agreed to acquire all of the outstanding membership interests of AccelPath from the Sellers, in consideration for 86,151,240 shares of Technest’s common stock in the aggregate (the “Transaction”).  Immediately following the closing of the Transaction (the “Closing”) and not including the Pereira Shares (as defined below) or the shares to be issued in connection with the Bridge Financing (as described below), the shares issued to the Sellers will represent approximately 72.5% of Technest’s issued and outstanding voting securities.  AccelPath shall operate as a wholly owned subsidiary of Technest following the Closing.

Concurrently with the Closing, Technest will authorize 300 shares of its Series E 5% Convertible Preferred Stock, with a stated value of $1,000 per share (the “Series E Preferred”), and issue 150 shares of such Series E Preferred (the “First Tranche Shares”) to Southridge Partners II, LP (“Southridge”) pursuant to the Securities Purchase Agreement (the “Bridge Financing Agreement”) dated January 11, 2011, by and between Technest and Southridge.  Pursuant to the terms of the Bridge Financing Agreement, Technest will issue, and Southridge will purchase, 150 additional shares of Series E Preferred in one or more additional closings, which closing(s) will occur on or before the 90 day anniversary of the issuance of the First Tranche Shares.  Upon the consummation of the final closing, Technest will have issued to Southridge an aggregate of 300 shares of Series E Preferred, for a purchase price of $300,000.00 in the aggregate (the “Bridge Financing”).

As set forth in the Series E 5% Convertible Preferred Stock Certificate of Designation to be filed with the Secretary of State of Nevada (the “Certificate of Designation”), the Series E Preferred is convertible into Technest common stock at any time at the option of the holder thereof.  The number of shares of Technest common stock into which one share of Series E Preferred is convertible is determined by dividing $1,000 (the stated value) by $0.0444169850 per share.  Accordingly, the 300 shares of Series E Preferred issuable to Southridge will be convertible into 6,754,173 shares of Technest common stock.  The holders of Series E Preferred are entitled to receive cumulative dividends on the Series E Preferred at the rate per share (as a percentage of the stated value per share) equal to five percent (5%) per annum payable in cash.

The foregoing summary of the Transaction and the Bridge Financing does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement a copy of which is filed as Exhibit 2.1 to Technest’s Current Report on Form 8-K filed on January 14, 2011, the Bridge Financing Agreement, a copy of which is filed as Exhibit 10.1 to Technest’s Current Report on Form 8-K filed on January 14, 2011 and the Certificate of Designation, a copy of which is filed as Exhibit 4.1 to Technest’s Current Report on Form 8-K filed on January 14, 2011 each of which are incorporated herein by reference.

Effective immediately prior to the Closing, Gino M. Pereira will resign from his position as Technest’s President and CEO and his employment agreement dated January 14, 2008 will be terminated.   In consideration for Mr. Pereira’s resignation and the termination of his employment agreement, Technest has agreed to issue 1,000,000 shares to Mr. Pereira within seven days of the Closing (the “Pereira Shares”).

In connection with the Transaction and after the requisite ten (10) day waiting period has elapsed under Section 14(f) of the Exchange Act, each of Gino M. Pereira, Robert A. Curtis, Laurence J. Ditkoff, David R. Gust and Stephen M. Hicks will resign from the Board effective immediately prior to the Closing; Henry Sargent will remain on the Board; and each of Shekhar G. Wadekar, Suren G. Dutia and F. Howard Schneider, Ph.D. will appointed to the Board to fill three of the vacancies caused by such resignations.  Following the Closing, the Board will consist of four directors, three of whom will have been appointed in connection with the Transaction.  Information about each of the new directors is set forth below.

In connection with the Transaction, the Board will also appoint Shekhar G. Wadekar as the President and Chief Executive Officer of Technest.  More information about Mr. Wadekar is also included below.

In addition, Nitin V. Kotak, Technest’s Chief Financial Officer, has notified Technest of his resignation which is to be effective February 21, 2011.  Mr. Kotak’s resignation is unrelated to the Transaction.  Following the Closing, Bruce Warwick will serve as Technest’s principal financial officer, providing services to Technest on a part-time basis.  More information regarding Mr. Warwick is included below.

No action is required by Technest’s stockholders in connection with this Information Statement. Approval of Technest’s shareholders is not required under any applicable provision of the Nevada Revised Statutes, or any other applicable law or Technest’s Articles of Incorporation or Bylaws, for the completion of the Transaction, for the issuance of shares to Sellers, for the change in the Board composition, or for any other transaction contemplated in connection with the Transaction.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to Technest’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Technest’s directors occurs (otherwise than at a meeting of Technest’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF CERTAIN DIRECTORS WHICH WILL RESULT IN THE CHANGE OF MORE THAN A MAJORITY OF THE MEMBERS OF THE BOARD WITHOUT STOCKHOLDER APPROVAL. NO ACTION IS REQUIRED BY TECHNEST’S STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND TECHNEST A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

FORWARD LOOKING STATEMENTS

Certain statements in this Information Statement may constitute forward-looking information and statements that are intended to be covered by the safe harbor for forward looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements about Technest’s expected benefits of the Transaction with AccelPath and the Sellers, and all other statements regarding future performance.  All such information and statements are subject to certain risks and uncertainties, the effects of which are difficult to predict and generally beyond the control of Technest, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements contained in this Current Report on Form 8-K.  These risks and uncertainties include, but are not limited to; whether Technest will realize the improvements in the its operations that its expects from the Transaction; general economic conditions; and those risks identified and discussed by Technest in its filings with the U.S. Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward looking statements that speak only as of the date hereof.  Technest does not undertake any obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Technest’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, and Current Reports on Form 8-K filed from time to time by Technest.  Copies of Technest’s SEC filings can be obtained at www.sec.gov.

VOTING SECURITIES

As of the date hereof and without giving effect to the filing of the Certificate of Designation, the authorized capital stock of Technest consists of 495,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share.  As of the close of business on February 11, 2011, there were 32,678,056 shares of Common Stock outstanding and no shares of preferred stock outstanding. Technest had no class or series of voting stock outstanding other than the common stock.  Each share of Technest’s common stock entitles the record holder thereof to cast one vote on each matter with respect to which stockholders may have the right to vote.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the ownership of the Common Stock as of February 11, 2011 without giving effect to the Closing, the Bridge Financing or the issuance of the Pereira Shares by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of Technest as a group; and (iv) all those known by Technest to be beneficial owners of more than five percent of its Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options, warrants and any other type of convertible securities held by that person that are currently exercisable or exercisable within 60 days of February 11, 2011, are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder. Percentage of ownership is based on 32,678,056 shares of common stock outstanding on February 11, 2011, subject to adjustment for options, warrants and any other type of convertible securities as previously described.

Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Unless otherwise noted below, the address of the beneficial owners is Technest Holdings, Inc., 10411 Motor City Drive, Suite 650, Bethesda, Maryland 20817.

Beneficial Owner of 5% or more	Number of Shares Beneficially Owned
	Shares		Percent

Southridge Partners LP 90 Grove Street Ridgefield, CT 06877	13,170,173	(1)	40.3	% (1)

Pine Street Associates c/o CRT Capital 262 Harbor Drive Stamford, CT 06902	4,543,990		13.9%

Southridge Capital Management LLC 90 Grove Street Ridgefield, CT 06877	3,274,639	(2)	10.0	% (2)

Aberdeen Avenue LLC Cayside, 2nd Floor Georgetown, Grand Cayman, Cayman Islands, British West Indies	1,814,782	(3)(4)	5.6%	(3)(4)

Directors and Executive Officers

Gino M. Pereira, Chief Executive Officer, President and Director	447,000	(5)	1.4	%(5)

Nitin V. Kotak, Chief Financial Officer	50,000		*

Robert A. Curtis, Director	277,015		*

Laurence Ditkoff, Director	243,017		*

David R. Gust, Director	310,310		*

Stephen Hicks, Director	21,258,562	(6)	65.1%

Henry Sargent, Director	1,418,919	(7)	4.3%

AlCurrent Directors and Executive Officers as a Group (7 Persons)	24,004,823	(6)(7)	73.5%	(6)(7)

*Less than 1%

(1)	Stephen Hicks has voting and investment control over the securities held by Southridge Partners, LP and disclaims beneficial ownership of such shares.
(2)	Stephen Hicks has voting and investment control over the securities held by Southridge Capital Management LLC and disclaims beneficial ownership of such shares.
(3)
Aberdeen Avenue LLC is the beneficial owner of an aggregate of 1,814,782 shares of Technest Common Stock, which includes (i) 1,416,101 shares of Technest Common Stock; and (ii) as reported in Schedule 13D/A filed in October 2009, 1,203.18 shares of Series G Preferred Stock issued by Markland Technologies Inc., convertible subject to certain restrictions into an additional 398,681 shares of Technest Common Stock.

(4)	Each of David Sims and Stephen Hicks has voting and investment control over the securities held by Aberdeen Avenue LLC and each disclaims beneficial ownership of such shares.
(5)	Excluding 1,000,000 shares of Technest Common Stock issued subject to, and within 7 days following, the Closing.
(6)
Includes (i) the shares beneficially owned by Southridge Partners, LP, Southridge Capital Management LLC and Aberdeen Avenue LLC, set forth in footnotes (1), (2) and (3), (ii) 243,017 shares of Technest Common Stock owned directly by Mr. Hicks;  (iii) 1,035,208 shares beneficially owned by Southshore Capital Fund Ltd.; (iv)  as reported in Schedule 13D/A filed in October 2009, 111.81 shares of Series G Preferred Stock issued by Markland Technologies Inc., convertible subject to certain restrictions into an additional 37,049 shares of Technest Common Stock are owned by Southshore Capital Fund Ltd., (v) 304,578 shares of Technest Common Stock owned by Garth LLC; and  (vi) 1,379,116 shares of Common Stock owned by Trillium Partners, LP for which Mr. Hicks is the President of the general partner. Each of David Sims and Stephen Hicks has voting and investment control over the securities held by Southshore Capital Fund Ltd. and Garth LLC and each disclaims beneficial ownership of such shares.  Does not include shares issuable to Southridge upon the Closing.

(7)	Includes 1,175,902 shares of Common Stock owned by Mountain West Partners LLC, for which Mr. Sargent is the managing member.

CHANGE OF CONTROL

There has been no change in control of Technest since the beginning of its last fiscal year.  Upon the Closing, there will be a change in control of Technest.  This change in control is described in more detail above, under “Acquisition of AccelPath, LLC” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”  In connection with the Transaction and after the requisite ten (10) day waiting period has elapsed under Section 14(f) of the Exchange Act, each of Gino M. Pereira, Robert A. Curtis, Laurence J. Ditkoff, David R. Gust and Stephen M. Hicks will resign from the Board effective immediately prior to the Closing; Henry Sargent will remain on the Board; and each of Shekhar G. Wadekar, Suren G. Dutia and F. Howard Schneider, Ph.D. will be appointed to the Board to fill three of the vacancies caused by such resignations.  Following the Closing, the Board will consist of four directors, three of whom will have been appointed in connection with the Transaction.

In addition, Nitin V. Kotak, Technest’s Chief Financial Officer, has notified Technest of his resignation which is to be effective February 21, 2011.  Mr. Kotak’s resignation is unrelated to the Transaction.  Following the Closing, Bruce Warwick will serve as Technest’s principal financial officer, providing services to Technest on a part-time basis.  More information regarding Mr. Warwick is included below.

CORPORATE GOVERNANCE AND BOARD MATTERS

In connection with the Transaction and after the requisite ten (10) day waiting period has elapsed under Section 14(f) of the Exchange Act, each of Gino M. Pereira, Robert A. Curtis, Laurence J. Ditkoff, David R. Gust and Stephen M. Hicks will resign from the Board effective immediately prior to the Closing; Henry Sargent will remain on the Board; and each of Shekhar G. Wadekar, Suren G. Dutia and F. Howard Schneider, Ph.D. will appointed to the Board to fill three of the vacancies caused by such resignations.

Following the appointment of Mr. Wadekar, Mr. Dutia and Dr. Schneider to the Board, the Board will consist of four members, three of whom will have been appointed pursuant to the Transaction.  Information about each of Mr. Wadekar, Mr. Dutia and Dr. Schneider is set forth below

The following two tables set forth information regarding Technest’s current executive officers and directors, and the proposed executive officers and directors of Technest after the Closing of the Transaction, respectively.

Technest’s current directors and executive officers are:

Name	Age	Position	Year Began
Gino M. Pereira	53	Chief Executive Officer, President, Chairman of the Board of Directors	2005
Nitin V. Kotak	53	Chief Financial Officer	2005
Robert A. Curtis	55	Director	2008
Laurence J. Ditkoff	50	Director	2008
David R. Gust	68	Director	2006
Stephen M. Hicks	51	Director	2008
Henry Sargent	43	Director	2008
_______________________
Technest’s executive officers are appointed by, and serve at the discretion of, the Board.

Gino M. Pereira has been Technest’s Chief Executive Officer since January 1, 2008 and had been Technest’s Chief Financial Officer since February 14, 2005. On January 6, 2006, Mr. Pereira was elected to the Board. Mr Pereira has over 25 years of executive, operational and financial experience with technology companies in the United States, Europe and the Far East. He has also helped to develop several technology start-ups as well as served in an executive capacity in a large multinational public company. In November 2001, Mr. Pereira became a founder and principal at Interim Management Solutions in Oxford, Connecticut. There, Mr. Pereira acted as a consultant for several small public and emerging companies. Prior to November 2001 Mr. Pereira was Chief Operating Officer for CDC Technologies, a medical device company, Divisional Vice President of Finance for Williams Holdings plc, a multinational public company, Group Financial Controller of Smallbone plc and Chief Accounting Officer of Norgine Pharmaceuticals Ltd. Mr. Pereira is a Fellow of the Chartered Association of Certified Accountants (UK) and has an MBA, with a specialty in finance, from the Manchester Business School in England.

Nitin V. Kotak has been Technest’s Chief Financial Officer since January 1, 2008 and had been Technest’s Vice President, Finance & Operations since November 2005.  Mr. Kotak has more than 25 years of experience in managing finance, accounting, reporting, investor relations, taxation and information technology functions in various industries and countries. Prior to joining Technest, Mr. Kotak was the Vice President of Finance & Accounting for Able Laboratories, Inc., New Jersey, a publicly traded company with a market capitalization of about $500 million from October 2003. Prior to joining Able, from December 1999 to September 2003, Mr. Kotak was the Chief Financial Officer, Corporate Secretary and the Finance Member of the Board of Directors of Mattel Toys (India) Private Limited, a wholly owned subsidiary of Mattel Inc. Mr. Kotak is a Fellow of the Chartered Association of Certified Accountants (India). Mr. Kotak received his Bachelor of Commerce in Accounting from the University of Calcutta.

Dr. Robert A. Curtis has served on the Board since January 14, 2008.  Dr. Curtis is currently the Chief Executive Officer of the Regional Technology Development Corporation in Woods Hole, Massachusetts, an innovation accelerator broadly focused on commercialization including licensing and start-up companies based on technology discovered and developed from the Woods Hole Oceanographic Institution and the Marine Biological Laboratory.  He was most recently co-founder, President and CEO of HistoRx, Inc. a tissue based diagnostics company formed with the Yale University School of Medicine.  Over the last 17 years, he has founded or been directly involved in the early stages of nine start-up companies, primarily in the life sciences area including Combichem, Inc, Pharmacopeia, Inc, MetaMorphix, Inc, Cape Aquaculture Technologies, Inc. and Cambridge Neuroscience, Inc. Prior to his entrepreneurial activities, Dr. Curtis held a variety of positions at Pfizer, Inc., including Director of Licensing and Development, where he was responsible for worldwide pharmaceutical licensing and technology acquisition. He started his career as an Assistant Professor at the University of Illinois Medical Center in Chicago. Dr. Curtis earned a B.S. degree in Pharmacy from the Massachusetts College of Pharmacy, a Doctor of Pharmacy degree and Residency in Clinical Pharmacology from the University of Missouri, and a M.B.A. from Columbia University. Dr. Curtis is currently an advisor to a number of private entrepreneurial companies and has served as a judge for the MIT $50K Entrepreneurial Award-Business Plan Competition.

Laurence J. Ditkoff, CFA, CPA, has served on the Board since March 11, 2008. Mr. Ditkoff is the Director of Research for Southridge LLC and responsible for investment evaluation and selection, due diligence, and transaction structuring. He joined Southridge in 2000. He spent 14 years at Bell Atlantic Corporation and NYNEX, where he was responsible for financial oversight, cash flow forecasting, financial statement analysis, competitive threat analysis, and financial evaluation of new products. Mr. Ditkoff received a BA in Accounting from the University of Pennsylvania, and an MBA in Finance from Pace University, NY. He is a Certified Public Accountant for the State of New York.

Major General David R. Gust, USA, Ret. has served on the Board and as the chairperson of Technest’s Compensation Committee since March 15, 2006. Mr. Gust presently does consulting work for his own company, David R. Gust & Associates, LLC.  Between April 2007 and May 2009, Mr. Gust was the President of USfalcon, a privately-held company working with the US Defense sector, primarily in information technology. Previously, Mr. Gust had served as the Manager for Federal Telecommunications for Bechtel National, Inc. from November 2004 to March 2007. Prior to that, he was the President and Chief Executive Officer of Technical and Management Services Corporation from 2000 to 2004. Mr. Gust retired from the United States Army in 2000 after completing a career of 34 years of service. At retirement, he was the US Army Deputy Chief of Staff for Research, Development and Acquisition, Army Material Command. Mr. Gust received his B.S. in Electrical Engineering from the University of Denver and Master’s Degrees in Systems Management and National Security and Strategy from the University of Southern California and the United States Naval War College, respectively.

Stephen M. Hicks has served on the Board since March 11, 2008. Mr. Hicks founded Southridge LLC in 1996 and serves as its Chairman and Chief Executive Officer. Mr. Hicks sets the overall strategic direction for the Southridge group of companies and is responsible for business development and execution. Active in the investment industry for over 25 years, Mr. Hicks has broad experience in financial structuring, derivatives, risk arbitrage, and investment banking. He received his BS in Business Administration from King's College in Briarcliff Manor, New York, and an MBA from Fordham University, in New York City.

On October 25, 2010, the Securities and Exchange Commission and the Connecticut Banking Department each filed a complaint against Stephen Hicks, a current director, as well as two entities for which he serves as manager.  Neither complaint involves Technest or Mr. Hicks’ involvement with Technest as a director.  As a condition to the closing of the Transaction, Mr. Hicks will resign as a director of Technest as described in more detail above under “Change in Control.”

Henry Sargent, JD, CFA, has served on the Board since March 11, 2008. Mr. Sargent serves as General Counsel and Chief Operating Officer of Southridge LLC. His responsibilities include investment selection, deal structuring, workouts, and reorganization. Prior to joining Southridge in 1998, Mr. Sargent spent several years at a New York-based corporate and securities law firm, specializing in private placements, venture capital financing, and corporate reorganizations. He received a JD from Fordham University School of Law, New York, New York. Mr. Sargent is a member of the New York Bar Association, the CFA Institute, and the New York Society of Security Analysts.

Technest’s proposed directors and executive officers following the Closing are:

Name	Age	Position	Year Began
Shekhar G. Wadekar	52	Chief Executive Officer, President, Director	2011
Bruce C. Warwick	54	principal financial officer	2011
Suren G. Dutia	68	Director	2011
Henry Sargent	43	Director	2008
F. Howard Schneider, Ph.D.	72	Director	2011
_______________________
Technest’s executive officers are appointed by, and serve at the discretion of, the Board.

Shekhar G. Wadekar, Ph.D., M.B.A. founded and has served as a Manager of AccelPath since October, 2008.  Following the Closing, AccelPath will be a wholly-owned Subsidiary of Technest.  From July 2005 to February 1, 2010, Mr. Wadekar served as Executive Vice President, Secretary and Treasurer of Phoenix India Acquisition Corp., a company formed to serve as a vehicle for the acquisition of an operating business through mergers, capital stock exchanges, asset acquisitions or other similar business combinations.  From December 2006, he served as the President, Secretary and Director of Yantrik Technology Inc., a company involved in the reselling of engineering services.  From November 2003 to April 2009, Mr. Wadekar served as President and Chief Executive Officer of Traxyz Medical, Inc., a development stage medical device company, subsequent to which he has served as Manager of Traxyz LLC, a company that holds the intellectual property of Traxyz Medical, Inc.  From February 2002 to September 2003, Mr. Wadekar served as President and Chief Operating Officer of MadMax Optics, a scientific software company.  From August 1994 until joining MadMax Optics, Mr. Wadekar served as research analyst on Wall Street following the semiconductor industry.  From April 1999 to February 2002, he served as Director in Equity Research at Royal Bank of Canada Capital Markets. Prior thereto, he was employed by Raymond James and Associates and Sanford C. Bernstein and Co., Inc.  From August 1989 to December 1993, Mr. Wadekar was employed at IBM working on optical communications and was also Technical Coordinator of the IBM/Siemens/Toshiba joint development program in semiconductor memory.  He holds a Ph.D. in electrical engineering from the University of Delaware, an M.B.A. from the Stern School of Business at New York University and a B.Tech. in metallurgical engineering from the Indian Institute of Technology, Bombay.  Mr. Wadekar’s extensive senior management experience in a broad range of industries makes him a highly qualified member of the Board.

Bruce C. Warwick, CPA will become Technest’s principal financial officer at the Closing, providing services to Technest on a part-time basis.  Mr. Warwick currently provides accounting, finance and contract administration services to AccelPath on a part-time basis.  Mr. Warwick has served as Controller of Mayflower Communications Company, Inc., a provider of advanced radio navigation, digital anti-jam, and wireless communication technologies since December 2007 and as Treasurer since March 2008.  Mr. Warwick previously served as Controller for MicroFinancial Incorporated, a publicly traded leasing company from October 2005 to September 2007.  He also served as an officer of both Able Laboratories, Inc. and RxBazaar, Inc. from May 2000 to August 2005.  Able was a publicly traded manufacturer of generic drugs and RxBazaar was a publicly held distributor of pharmaceutical and medical products. From 1988 until 2000, Mr. Warwick was employed at Wolf & Company, P.C., a large regional public accounting and business consulting firm, most recently as a principal.  Mr. Warwick is a graduate of Bentley College with a Bachelor of Science in Accounting and a Master of Science in Taxation.  He is licensed as a Certified Public Accountant in Massachusetts and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants.

Suren G. Dutia will become a member of Technest’s board of directors following the Closing.  From March 2006, to May 2010, Mr. Dutia served as Chief Executive Officer of TiE Global, a non-profit network of entrepreneurs and professionals with a focus on fostering entrepreneurship globally.  From January 1989 to December 1999, Mr. Dutia was President and Chief Executive Officer of Xscribe Corporation, a publicly-traded manufacturer of computer-aided transcription products.  From April, 1981 to December, 1988, Mr. Dutia was a senior executive responsible for overseeing number of subsidiaries of Boston-based Dynatech Corporation. Mr. Dutia holds B.S. and M.S. degrees in Chemical Engineering and a B.A. in Political Science from Washington University in St. Louis, and holds an M.B.A. from the University of Dallas in Irving, Texas.  Mr. Dutia’s senior management experience in publicly traded and privately held companies and his experience as a passionate advocate of entrepreneurship makes him a highly qualified member of the Board.

Henry Sargent, JD, CFA, has served on the Board since March 11, 2008. Mr. Sargent serves as General Counsel and Chief Operating Officer of Southridge LLC. His responsibilities include investment selection, deal structuring, workouts, and reorganization. Prior to joining Southridge in 1998, Mr. Sargent spent several years at a New York-based corporate and securities law firm, specializing in private placements, venture capital financing, and corporate reorganizations. He received a JD from Fordham University School of Law, New York, New York. Mr. Sargent is a member of the New York Bar Association, the CFA Institute, and the New York Society of Security Analysts.

F. Howard Schneider, Ph.D., will become a member of Technest’s board of directors following the Closing.  Dr. Schneider is currently a part time pharmacology consultant.  From January 2004 to July 2006, Dr. Schneider served as Vice President, Special Projects of Able Laboratories, Inc., a publicly traded manufacturer of generic drugs, prior to which he served as a consultant to Able Laboratories, Inc. from August 2002 to January 2004.  He also served on the board of directors Able Laboratories from September 1989 to February 2004.  From November 1997 to July 2003, Dr. Schneider was Vice President of Development and a director of CereMedix, Inc., a company developing treatments for neurological diseases.  From June 1991 to November 1997, he was Senior Vice President of Technology of Able Laboratories, Inc.  Dr. Schneider also serves on the board of PKC Pharmaceuticals, a privately-held company that manufactures and sells biological research chemicals.  Dr. Schneider earned a M.S. degree in chemistry from Arizona State University and in 1966 a Ph.D. in pharmacology from Yale University School of Medicine.  Dr. Schneiders management experience and experience in the healthcare industry makes him a highly qualified member of the Board.

On July 18, 2005, Able Laboratories, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey.  Each of Dr. Schneider and Mr. Warwick was an officer of Able Laboratories, Inc. at the time such petition was filed.

Involvement in Certain Legal Proceedings

As described in more detail above, Stephen Hicks, a current director of Technest who will resign in connection with the Closing, is the subject of complaints filed by each of the Securities and Exchange Commission and the Connecticut Banking Department.  As a condition to the closing of the Transaction, Mr. Hicks will resign as a director of Technest as described in more detail above under “Change in Control.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Acquisition of AccelPath, LLC

As described more fully above in the section entitled “Acquisition of AccelPath, LLC,” Technest agreed to acquire all of the outstanding membership interests of AccelPath from the Sellers, in consideration for 86,151,240 shares of Technest’s common stock in the aggregate.  Shekhar G. Wadekar will be issued 23,171,710 shares of Technest’s common stock in connection with the Transaction, and following the Closing, Mr. Wadekar will be a director of Technest and Technest’s President and Chief Executive Officer.  Suren G. Dutia will be issued 4,456,099 shares of Technest’s common stock in connection with the Transaction, and following the Closing, Mr. Dutia will be a director of Technest.  In addition, an aggregate of 8,912,198 shares of Technest’s common stock will be issued in connection with the Transaction to entities deemed to be beneficially owned by Dhananjay Wadekar, the brother of Shekhar G. Wadekar.

Bridge Financing

Concurrently with the Closing, Technest will enter into the Bridge Financing with Southridge, pursuant to which Southridge will be issued up to 300 shares of Technest’s Series E Preferred which will be convertible into 6,754,173 shares of Technest common stock.  Stephen Hicks, a director of Technest prior to the Closing and a security holder covered by 17 C.F.R. §229.403(a), will have voting and investment control over the securities to be acquired by Southridge pursuant to the Bridge Financing.

Employment Separation and Release with Gino M. Pereira

On January 11, 2011, Technest entered into an Employment Settlement Agreement with Gino M. Pereira, Technest’s President and Chief Executive Officer prior to the Closing, pursuant to which Mr. Pereira was entitled to receive his then current salary and benefits through January 31, 2011 and will be issued 1,000,000 shares of Technest’s Common Stock within seven business days following the Closing.  In consideration for such payments, Mr. Pereira resigned as a director and officer of Technest and released Technest from any and all claims that he may have had against Technest, effective immediately prior to the Closing.

Conversion of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock

On December 14, 2009, in accordance with the Series A Certificate of Designation, as amended, Garth LLC, the only holder of Technest Series A Convertible Preferred Stock, converted all of its shares of Technest Series A Convertible Preferred Stock into 304,578 shares of Technest Common Stock.  After this conversion, there are no longer any shares of Technest Series A Convertible Preferred Stock outstanding.  The issuance of the shares of Common Stock in this transaction was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) of the Securities Act.

On December 14, 2009, in accordance with the Series C Certificate of Designation, as amended, Southridge Partners LP and Southshore Capital Fund Ltd., the only holders of Technest Series C Convertible Preferred Stock, converted all of their shares of Technest Series C Convertible Preferred Stock into 344,827 shares of Technest Common Stock and 57,467 shares of Technest Common Stock, respectively. After these conversions, there are no longer any shares of Technest Series C Convertible Preferred Stock outstanding.  The issuance of the shares of Common Stock in these transactions was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act.

Conversion of Series D 5% Convertible Preferred Stock

On December 8, 2009, in accordance with the Series D 5% Convertible Preferred Stock (“Series D”) Certificate of Designation, Southridge Partners LP and Southridge Capital Management LLC, the only holders of Series D, converted all of their shares of Series D into Technest Common Stock.  Upon conversion of the Series D, Southridge Partners LP acquired 6,859,306 shares of Technest Common Stock, which included 359,306 shares of Common Stock in payment of the accrued cumulative dividend of 5% per annum.  Upon conversion of the Series D, Southridge Capital Management LLC acquired 3,274,639 shares of Technest Common Stock, which included 74,639 shares in payment of the accrued cumulative dividend of 5% per annum. After these conversions, there are no longer any shares of Technest Series D outstanding. The issuance of the shares of Common Stock in these transactions was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act.

The Certificate of Designation of the Series D was filed as Exhibit 4.18 to Technest’s annual report on Form 10-KSB for the year ended June 30, 2008 filed with the Securities and Exchange Commission on October 2, 2008 and is incorporated by reference herein.

Any transactions required to be disclosed herein must be approved by the Board.

Code of Ethics

The Board has adopted a code of ethics applicable to all of Technest’s directors, officers and employees, including Technest’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Code of Ethics is available at Technest’s website www.technestinc.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Technest’s executive officers and directors and persons who own beneficially more than ten percent of Technest’s equity securities are required under Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in their ownership of Technest’s securities with the Securities and Exchange Commission.  They must also furnish copies of these reports to Technest.  Based solely on a review of the copies of reports furnished to Technest and written representations that no other reports were required, Technest believes that for fiscal year 2010, Technest’s executive officers, directors and 10% beneficial owners complied with all applicable Section 16(a) filing requirements, except that (i) Mr. Hicks filed a late Form 4 on December 21, 2009 which was due on December 14, 2009 and on May 11, 2010 which was due on May 10, 2010, both for the issuance of shares of Common Stock to Mr. Hicks by Technest; (ii) Mr. Sargent filed a late Form 4 on December 21, 2009 which was due on December 14, 2009 and on May 11, 2010 which was due on May 10, 2010, both for the issuance of shares of Common Stock to Mr. Sargent by Technest; and (iii) Mr. Ditkoff filed a late Form 4 on December 18, 2009 which was due on December 14, 2009 and on May 11, 2010 which was due on May 7, 2010, both for the issuance of shares of Common Stock to Mr. Ditkoff by Technest.

Director Independence

For the fiscal year ended June 30, 2010, the Board determined that two of the six directors- Robert A. Curtis and David R. Gust, were independent directors as defined by NASDAQ Rule 5605(a)(2) governing the independence of directors.  It is anticipated that after the Closing, each of Mr. Dutia and Mr. Schneider shall be independent directors as defined by NASDAQ Rule 5605(a)(2).  Mr. Wadekar and Mr. Sargent will not be deemed to be independent directors under such standard.

Meetings of the Board

During the fiscal year ended June 30, 2010, the Board held no meetings. During such period, actions were also taken by unanimous written consent of the Board.  Technest does not have a formal policy with regard to Board members attendance at the annual stockholders meeting.  Technest did not hold an annual meeting for the 2010 fiscal year.

Committees of the Board

In March 2006, the Board created three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.  Since the resignation of Mr. Robert Doto and Ms. Darlene Deptula-Hicks, Technest has had vacancies on the Compensation Committee and the Nominating and Corporate Governance Committee.  Currently, the full Board is serving the functions of the Compensation Committee and the Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee does not operate under a charter and does not have a policy with regard to the consideration of any director candidates recommended by security holders.  The Board has determined that it is appropriate to not have such a policy given Technest’s size and stockholder base.  The Compensation Committee does not operate under a charter and the full Board, serving the function of the Compensation Committee, has collective responsibility for determining and approving the Compensation of Technest’s executive officers.  The Audit Committee does not operate under a charter and upon Ms. Depula-Hicks’ resignation on August 9, 2007, Technest no longer had an audit committee financial expert. Until such time as another independent director, who also qualifies as an audit committee financial expert, is elected to the Board, the Audit Committee has been disbanded and the full Board serves the functions of the Audit Committee.

Shareholder Communications

Stockholders who wish to communicate with the Board may send correspondence to the attention of the Corporate Secretary, Technest Holdings, Inc., 10411 Motor City Drive, Suite 650, Bethesda, MD 20817.  Shareholder communications must include confirmation that the sender is a stockholder of Technest.  All such communications will be reviewed by Technest’s Secretary or Chief Financial Officer, as appropriate, in order to maintain a record of the communication, to assure director privacy and to determine whether the communication relates to matters that are appropriate for review by the Board or by any individual director.  Communications will not be forwarded to Board members if they do not relate to Technest’s business, contain material that is not appropriate for review by the Board based upon the established practice and procedure of the Board, or contain other improper or immaterial information.

Board Leadership Structure and Role in Risk Management

The positions of Chief Executive Officer and Chairman of the Board are currently held by Gino M. Pereira and will continue to be held by Mr. Pereira until the Closing.  Technest determined that this Board structure was appropriate given Technest’s size and structure.  Technest does not have a lead independent director prior to the Closing.  As of the Closing, it is anticipated that Shekhar G. Wadekar shall serve as Technest’s Chairman of the Board and Chief Executive Officer.  The directors will continue to evaluate Technest’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of Technest.

Technest’s management is responsible for identifying, assessing and managing the material risks facing Technest. The Board performs an important role in the review and oversight of these risks, and generally oversees Technest’s risk management practices and processes.  Through this risk oversight process, the Board will reserve the right to make changes to Technest’s leadership structure in the future if it deems such changes are appropriate and in the best interest of Technest’s stockholders.

EXECUTIVE COMPENSATION

Executive Officer Compensation

Summary Compensation:  The following table sets forth certain compensation information for Technest’s chief executive officer and Technest’s other most highly compensated executive officer (other than Technest’s chief executive officer) who served as an executive officer during the year ended June 30, 2010 and whose annual compensation exceeded $100,000 for that year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		All other compensation ($)		Total ($)

Gino M. Pereira	2010	$325,000	(1)	$662,425	(2)	$987,425
Chief Executive Officer and President	2009	350,000	(3)	69,775	(4)	419,775

Nitin V. Kotak	2010	$220,000		$15,420	(5)	$235,420
Chief Financial Officer	2009	220,000	(3)	10,980	(5)	230,980
_____________________________
(1)	From July 1, 2009 to December 31, 2009, Mr. Pereira was paid at an annual rate of $350,000. Beginning on January 1, 2010, Mr. Pereira agreed to reduce his salary to an annual rate of $300,000.
(2)
Consists of (i) $615,000 paid to Mr. Pereira in accordance with his March 13, 2006 employment agreement which payment was triggered by the sale of EOIR Technologies, Inc., (ii) $30,000 earned by Mr. Pereira from July 1, 2009 through December 31, 2009 as the executive’s fixed amount per month for auto expense, business office expense and other personal expenses pursuant to Mr. Pereira’s employment agreement (as of January 1, 2010, the executive agreed to no longer receive this payment), and (iii) $17,425 as Technest’s matching and safe harbor contributions under its 401(k) plan.

(3)	Salaries include voluntary deferred cash compensation by Mr. Pereira and Mr. Kotak of $114,000 and $37,000, respectively, which were fully paid in fiscal year ended June 30, 2010.
(4)
Consists of (i) $60,000 earned by Mr. Pereira as the executive’s fixed amount per month for auto expense, business office expense and other personal expenses pursuant to Mr. Pereira’s employment agreement, and (ii) $9,775 as Technest’s matching and safe harbor contributions under its 401(k) plan.

(5)	Consists of Technest’s matching and safe harbor contributions under its 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2010, none of Technest’s named executive officers had any unvested equity awards.

Employment Agreement with Gino M. Pereira

On January 14, 2008, Technest Holdings, Inc. entered into an employment agreement with Technest’s Chief Executive Officer, Mr. Gino M. Pereira.  As described above, under the heading “Employment Separation and Release with Gino M. Pereira” the employment agreement will terminate immediately prior to the Closing.  Prior to the Closing, Mr. Pereira’s employment agreement provides for:

•	a term of five years beginning on January 14, 2008;

•	a base salary of $350,000 per year, which is the same base salary as set forth in Mr. Pereira’s prior employment agreement (the “Annual Salary”);

•	payment of all necessary and reasonable out-of-pocket expenses incurred by Mr. Pereira in the performance of his duties under the agreement;

•	$5,000 per month for auto expense, business office expense and other personal expenses, which is the same amount as set forth in Mr. Pereira’s prior employment agreement;

•
eligibility to receive a performance based bonus of 5% of  Technest’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) calculated on an annual basis at the end of Technest’s fiscal year, up to a maximum allowable cash bonus of 300% of the Annual Salary (the “EBITDA Bonus”), payable by Technest within 90 days of the end of Technest’s fiscal year; and

•
eligibility to receive a performance based stock award under Technest’s 2006 Stock Award Plan calculated by dividing (x) 7% of the increase, if any, of the Market Capitalization (as defined below) of Technest’s Common Stock as of the prior fiscal year end compared to the following fiscal year end, by (y) the closing price of Technest’s Common Stock on the trading day immediately prior to the issuance of such shares (the “Market Cap Bonus Shares”).  Such Market Cap Bonus Shares shall be issued within 7 days of the end of Technest’s fiscal year.  For purposes of the employment agreement, “Market Capitalization” shall mean the average closing price of Technest’s Common Stock as traded on the Over-the-Counter Bulletin Board (or if the Common Stock is no longer listed on that market, the principal securities exchange or trading market on which the Common Stock is listed, quoted or traded), for 20 consecutive trading days ending immediately prior to the measurement date, multiplied by the average number of shares of Technest’s Common Stock outstanding for the same 20 consecutive trading days.

The employment agreement provides that in the event that Mr. Pereira's engagement with Technest is terminated by Technest without cause (as that term is defined in Section 8(b) of the agreement), or by Mr. Pereira for “Good Reason” (as that term is defined in Section 8(c) of the agreement), Technest will continue to pay Mr. Pereira's Annual Salary and provide health insurance for a period of one year from the date of termination plus the EBITDA Bonus and the Market Cap Bonus Shares as calculated in Section 8(f) of the agreement. In the event that Mr. Pereira is terminated by Technest as a result of a Change of Control (as defined in the agreement) or Mr. Pereira terminates his employment for Good Reason as a result of a Change of Control, he would be entitled to two times the Annual Salary, plus the EBITDA Bonus and the Market Cap Bonus Shares as calculated in Section 8(g) of the agreement. In the event that Mr. Pereira's employment with Technest is terminated for any other reason, there will be no continuation of cash salary payments or health insurance.

The above description summarizes the material terms of Mr. Pereira’s employment agreement, which is filed as Exhibit 10.1 to Technest’s Current Report on Form 8-K filed on January 18, 2008 and is incorporated by reference herein. For further information on Mr. Pereira’s employment agreement, please refer to Exhibit 10.1.

As of January 1, 2010, Mr Pereira has reduced his base salary to $300,000 and declined his monthly expense allowance.  The employment agreement will terminate immediately prior to the Closing.

Employment Agreement with Nitin V. Kotak

On January 14, 2008, Technest entered into an employment agreement with Technest’s Chief Financial Officer, Mr. Nitin V. Kotak.  Mr. Kotak’s employment agreement provides for:

•	a term of five years beginning on January 14, 2008;

•	an initial base salary of $220,000 per year (the “Annual Salary”);

•	payment of all necessary and reasonable out-of-pocket expenses incurred by Mr. Kotak in the performance of his duties under the agreement;

•	eligibility to receive cash bonuses as determined by the Board; and

•	eligibility to receive equity awards under Technest’s 2006 Stock Award Plan as determined by the Board, with an initial award of 50,000 shares of Common Stock which vested on January 14, 2009.

The employment agreement provides that in the event that Mr. Kotak's engagement with Technest is terminated by Technest without cause (as that term is defined in Section 8(b) of the agreement), or by Mr. Kotak for “Good Reason” (as that term is defined in Section 8(c) of the agreement), Technest will continue to pay Mr. Kotak's Annual Salary and provide health insurance for a period of one year from the date of termination. In the event that Mr. Kotak is terminated as a result of a Change of Control (as defined in the agreement), he would be entitled to his Annual Salary. In the event that Mr. Kotak's employment with Technest is terminated for any other reason, there will be no continuation of cash salary payments or health insurance.

The above description summarizes the material terms of Mr. Kotak’s employment agreement, which is filed as Exhibit 10.2 to Technest’s Current Report on Form 8-K filed on January 18, 2008 and is incorporated by reference herein. For further information on Mr. Kotak’s employment agreement, please refer to Exhibit 10.2.

Mr. Kotak has notified Technest of his resignation which is to be effective February 21, 2011.  Mr. Kotak’s resignation is unrelated to the Transaction.  Following the Closing, Bruce Warwick will serve as Technest’s principal financial officer, providing services to Technest on a part-time basis.  More information regarding Mr. Warwick is included above.

Director Compensation

Summary Compensation:  The following table provides information for the fiscal year ending June 30, 2010 of the cash and other compensation for directors who are not named executive officers and who served during the 2010 fiscal year:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)(2)	All other compensation ($)	Total ($)
Robert A. Curtis	$5,000—	$15,000 (3)(4)	—	$20,000
Laurence Ditkoff	5,000—	15,000 (3)(5)	—	20,000
David R. Gust	5,000—	15,000 (3)(6)	—	20,000
Stephen Hicks	5,000—	15,000 (3)(5)	—	20,000
Henry Sargent	5,000—	15,000 (3)(5)	—	20,000
_____________________________
(1)
Director fees include all fees earned for director services including an annual retainer and committee chairman fees, to the extent applicable.  This amount reflects the amount of director fees earned by each director for their services during the quarter ended June 30, 2010 which has not yet been satisfied.

(2)	The fair value of the stock awarded on December 14, 2009 and May 10, 2010.
(3)
Each director that was not also an employee of Technest received 130,246 shares of Technest Common Stock as compensation for their services for the fiscal year ended June 30, 2009 and 101,854 shares of Technest Common Stock as compensation for their services from July 1, 2009 through March 31, 2010.

(4)	As of June 30, 2010, Dr. Curtis has been awarded a total of 277,015 shares of Technest Common Stock for his services as a director, all of which remain outstanding.
(5)
As of June 30, 2010, Messrs. Ditkoff, Hicks and Sargent each have been awarded a total of 243,017 shares of Technest Common Stock as compensation for their services as directors, all of which remain outstanding.

(6)	As of June 30, 2010, Mr. Gust has been awarded a total of 310,310 shares of Technest Common Stock for his services as a director, all of which remain outstanding.

Director Fees and Stock Awards. During Technest’s fiscal year ended June 30, 2010, Technest’s non-employee directors were to be paid $20,000 per year as compensation for their services paid in Technest Common Stock on a quarterly basis; the number of shares to be issued was determined by using the average closing price for the last five trading days of the respective quarter.  The payment of $5,000 for the quarter ended June 30, 2010 has not yet been satisfied. Directors who are also Technest’s employees receive no additional compensation for serving as directors.

The compensation for directors following the Closing has not yet been determined.

Compensation Committee Interlocks and Insider Participation

Technest created a Compensation Committee in March of 2006, which Compensation Committee was initially comprised of three members: Mr. Robert Doto, Ms. Darlene Deptula-Hicks and David R. Gust, who serves as Chairman of the Compensation Committee.  Following the resignation of Mr. Robert Doto and Ms. Darlene Deptula-Hicks in 2008 and 2007, respectively, the full Board assumed the functions of the Compensation Committee, which includes making all decisions related to the compensation of Technest’s executive officers.  It has not yet been determined whether any of the new directors will serve on the Compensation Committee after the Closing.

Mr. Gust has never been an officer or employee of Technest.  None of Technest’s executive officers currently serves, or served during 2010, as a member of the Board or compensation committee of any other entity that had one or more executive officers who served on Technest’s Board or Compensation Committee.

OTHER INFORMATION

Technest files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Technest Holdings, Inc.

By:	/s/ Gino M. Pereira
Gino M. Pereira
Chief Executive Officer

DATE: February 17, 2011